Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158196

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01	$230,230,000(1)	$12,846.83(2)

(1)	Assuming exercise in full of the underwriter’s option to purchase additional shares.
(2)	The filing fee of $12,846.83 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Prospectus Supplement

(To Prospectus dated April 28, 2009)

9,100,000 shares

Common stock

We are offering 9,100,000 shares of our common stock, par value $0.01 per share.

Our common stock is listed on the New York Stock Exchange under the symbol “CTV.” The last reported sale price of our common stock on the New York Stock Exchange on May 21, 2009 was $22.13 per share.

Concurrently with this offering of common stock, under a separate prospectus supplement, we are offering $250,000,000 aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2015 (or $287,500,000 aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2015 if the over-allotment option is exercised in full). Neither offering is contingent on the completion of the other.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-11 of this prospectus supplement and the “Risk Factors” section beginning on page 12 of our annual report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$22.00	$200,200,000

Underwriting discount	$0.935	$8,508,500

Proceeds, before expenses, to us	$21.065	$191,691,500

We have granted the underwriters an option to purchase, within the 30-day period from the date of this prospectus supplement, up to an additional 1,365,000 shares of our common stock to cover over-allotments.

We expect to deliver the shares of our common stock to purchasers on or about May 28, 2009.

Joint book-running managers

J.P. Morgan	Merrill Lynch & Co.	UBS Investment Bank

Co-lead managers

Barclays Capital	Jefferies & Company

Co-managers

Robert W. Baird & Co.	Stifel Nicolaus

May 21, 2009

Prospectus supplement

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information you should not rely on it. This document may only be used where it is legal to sell our securities. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any time subsequent to the date of such information.

S-i

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus, dated April 28, 2009, that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using the SEC’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference herein that are described under the heading “Where you can find more information.”

This prospectus supplement, including the accompanying prospectus and the incorporated documents, includes trademarks, service marks and trade names owned by us or other companies. All such trademarks, service marks and trade names are the property of their respective owners.

References in this prospectus supplement to “CommScope,” “the Company,” “we,” “us,” and “our” are to CommScope, Inc. and its subsidiaries. The term “you” refers to a prospective investor. Our principal executive offices are located at 1100 CommScope Place SE, Hickory, North Carolina 28602. Our phone number is (828) 324-2200.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements, and the information regarding issuers, including us, that file electronically with the SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov and on our website at www.commscope.com. Information on our website is not incorporated into this prospectus supplement by reference and should not be considered a part of this prospectus supplement. Our common stock is listed on the New York Stock Exchange (NYSE: CTV), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by other information that is included or incorporated by reference into this document.

This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC, which contain important information about us:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (including the portions of our proxy statement for our 2009 annual meeting of stockholders incorporated by reference therein) filed on February 26, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed on April 28, 2009;

•

Our Current Reports on Form 8-K filed on January 21, 2009, February 13, 2009, February 18, 2009, March 3, 2009, March 13, 2009, March 20, 2009, March 25, 2009, April 15, 2009, May 1, 2009 and May 20, 2009; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A, dated April 24, 1997, as amended.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with SEC rules) until the termination of the offering of the securities being made by this prospectus supplement. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and supersede, as appropriate, the information previously filed with the SEC.

We are not making an offer of these securities in any state where the offer is not permitted. For purposes of this prospectus supplement and the accompanying prospectus, any statement contained in a document incorporated or deemed to be incorporated herein or therein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated herein or therein by reference modifies or supersedes such statement contained in the previous document.

You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number: CommScope, Inc., Attention: Investor Relations, 1100 CommScope Place SE, Hickory, NC 28602; telephone (828) 324-2200. The filings are also available on our website at www.commscope.com.

Forward-looking statements

Certain statements in this prospectus supplement, in the accompanying prospectus and in the documents that we incorporate by reference herein and therein that are other than historical facts are intended to be “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws and include but are not limited to those statements relating to our business position, plans, transition, outlook, revenues, earnings, margins, accretion, synergies and other financial items, restructuring plans, sales and earnings expectations, expected demand, cost and availability of key raw materials, internal production capacity and expansion, competitive pricing, relative market position and outlook. While we believe such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. These forward-looking statements are identified, in some cases, by the use of certain terms and phrases including but not limited to “intend,” “goal,” “estimate,” “expect,” “project,” “projections,” “plans,” “anticipate,” “should,” “designed to,” “foreseeable future,” “believe,” “think,” “scheduled,” “outlook,” “guidance” and similar expressions.

These statements are subject to various risks and uncertainties, many of which are outside our control, including, without limitation, continued global economic weakness and uncertainties and disruption in the credit and financial markets; changes in cost and availability of key raw materials and the potential effect on customer pricing; the challenges of achieving anticipated cost-reduction synergies expected from the acquisition of Andrew Corporation (“Andrew”); the ability to retain qualified employees; customer demand for our products and the ability to maintain existing business alliances with key customers or distributors; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; concentration of sales among a limited number of customers or distributors; customer bankruptcy; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand or quality standards for our products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; significant international operations and the impact of variability in foreign exchange rates; ability to integrate the CommScope and Andrew businesses; ability to fully realize anticipated benefits from prior or future acquisitions or equity investments; substantial indebtedness as a result of the acquisition of Andrew and maintaining compliance with debt covenants; capital structure changes; tax rate variability; realignment of global manufacturing capacity; delays or challenges related to removing, transporting or reinstalling equipment; protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; fluctuations in interest rates; the ability to achieve expected sales growth and earnings goals; the outcome of pending litigations and proceedings; and regulatory changes affecting us or the industries we serve. These and other factors are discussed in greater detail in our periodic filings with the SEC. The information contained in this prospectus supplement represents our best judgment at the date of this prospectus supplement based on information currently available. However, we do not intend, and are not undertaking any duty or obligation, to update this information to reflect developments or information obtained after the date of this prospectus supplement.

Summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk factors” in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein, as well as our consolidated financial statements and the related notes thereto incorporated by reference herein, before making a decision to invest in our common stock.

The Company

CommScope, Inc. is a world leader in infrastructure solutions for communication networks. Backed by strong research and development, we combine technical expertise and proprietary technology with global manufacturing capability to provide customers with infrastructure solutions for evolving global communications networks in more than 130 countries around the world.

Our business is organized into four segments: Antenna, Cable and Cabinet Group (“ACCG”); Enterprise; Broadband; and Wireless Network Solutions (“WNS”).

Our ACCG segment includes product offerings of primarily passive transmission devices for the wireless infrastructure market including base station antennas, coaxial cable and connectors and microwave antennas as well as secure environmental enclosures for electronic devices and equipment used by wireline and wireless providers. The ACCG segment is largely composed of product lines that were part of Andrew Corporation (“Andrew”), which we acquired on December 27, 2007. We are a global leader in radio frequency (“RF”) subsystem solutions for wireless networks. We are also a North American leader in developing and providing environmentally secure cabinets to integrate complex equipment for digital subscriber line and fiber-to-the-node deployments by telecommunication service providers.

Our Enterprise segment consists mainly of structured cabling systems for business enterprise applications and connectivity solutions for wired and wireless networks within organizations. The Enterprise segment also includes coaxial cable for various video and data applications that are not related to cable television. We are a world leader in network infrastructure solutions, delivering a complete end-to-end physical layer solution, including cables and connectivity, enclosures, intelligent software and network design services, for business enterprise applications.

Our Broadband segment consists mainly of coaxial cable, fiber optic cable and conduit for cable television system operators. These products support multi-channel video, voice and high-speed data services for residential and commercial customers using hybrid fiber coaxial architecture. We believe we are the premier manufacturer of coaxial cable for broadband cable television networks globally.

Our WNS segment consists of base station subsystems and core network products such as power amplifiers, filters, location-based systems, network optimization analysis systems and products and solutions that extend and enhance the coverage of wireless networks, such as RF repeaters and distributed antenna systems. Base station subsystems and RF products cover all of the major wireless standards and frequency bands and are sold individually or as part of integrated systems.

Recent developments

Over the past year, we have taken a number of actions to strengthen our balance sheet, improve our liquidity and enhance our financial flexibility. Most recently, in March 2009, we completed a private placement of $100 million in aggregate principal amount of our 3.50% convertible senior subordinated debentures due 2024 and used the proceeds, along with cash on hand, to fund the redemption of $175.5 million in aggregate principal amount of our 1% convertible senior subordinated debentures due 2024 (which, prior to our redemption notice, would have been subject to a put right by the holders of such debentures on March 20, 2009). In connection with this offering of the common stock and our concurrent Convertible Notes Offering (as defined below), as part of our plan to improve our liquidity and enhance our financial flexibility, we have received consents from the requisite lenders under our senior secured credit facilities to amend such credit facilities. Our senior secured credit facilities consist of a term loan in the original principal amount of $1.35 billion that matures on December 27, 2014 (the seven-year senior secured term loan), a term loan in the original principal amount of $750 million that matures on December 27, 2013 (the six-year senior secured term loan), and a $400 million revolving credit facility that matures on December 27, 2013. As of March 31, 2009, there was $1.10 billion outstanding under the seven-year senior secured term loan, $542.3 million outstanding under the six-year senior secured term loan, and $75.0 million outstanding under the revolving credit facility.

Our senior secured credit facilities require that we comply with two primary financial covenants: an interest coverage ratio for the preceding twelve months, which is tested at the end of each fiscal quarter, and a leverage ratio, with which we must comply at all times. As of the date hereof, the minimum interest coverage ratio and the maximum leverage ratio permitted under the senior secured credit facilities are both 3.75 to 1.0. Beginning with the quarter ending September 30, 2009, the minimum interest coverage ratio increases to 4.50 to 1.0 and the maximum leverage ratio decreases to 3.25 to 1.0. Beginning with the quarter ending September 30, 2010, the minimum interest coverage ratio increases further to 5.00 to 1.0 and the maximum leverage ratio decreases further to 2.50 to 1.0. The proposed amendment to the senior secured credit facilities contemplates that the September 30, 2009 increase in the minimum interest coverage ratio and decrease in the maximum leverage ratio will be postponed by a year, and instead take effect beginning with the quarter ending September 30, 2010. The subsequent adjustment to each ratio is also contemplated to be postponed by a year.

In addition, this amendment would further increase the letter of credit sublimit from $85 million to $125 million; increase the basket for letters of credit for a term of more than one year from $15 million to $25 million; increase the annual limit on asset sales from $20 million to $45 million; eliminate the requirement that 75% of the proceeds from each asset sale be in the form of cash; and permit up to $15 million of yearly asset sale proceeds to be in the form of non-cash proceeds.

It is a condition to the effectiveness of this amendment to our senior secured credit facilities that we make a pro rata prepayment of the term loans in an aggregate amount of $400 million. We intend to fund this prepayment with the net proceeds of this offering and our concurrent Convertible Notes Offering.

After the closing of this offering, we currently intend to deliver a conversion termination notice to holders of our 3.50% convertible senior subordinated debentures. Pursuant to the indenture governing our 3.50% convertible senior subordinated debentures, we are permitted to terminate the holders’ right to convert in certain circumstances if the closing price, as reported on the NYSE, of a share of our common stock exceeds 150% of the conversion price for twenty trading days out of a thirty consecutive trading day period. The conversion termination notice will establish a conversion termination notice date after which the conversion rights of holders of our 3.50% convertible senior subordinated debentures will expire. Holders converting prior to the termination date are entitled to receive a make-whole payment. The make-whole payments may be made, at our election, in cash, additional shares of our common stock as determined pursuant to the terms of the indenture relating to our 3.50% convertible senior subordinated debentures, or a combination of the two.

Concurrent Convertible Notes offering

Concurrently with this common stock offering, under a separate prospectus supplement dated the date hereof, we are offering $250,000,000 aggregate principal amount ($287,500,000 aggregate principal amount if the over-allotment option is exercised in full) of our 3.25% senior subordinated convertible notes due 2015 (the “Convertible Notes”) in an underwritten public offering (the “Convertible Notes Offering”). Neither offering is contingent on the completion of the other. We plan to use $400 million of the net proceeds from the Convertible Notes Offering and this offering to repay a portion of the amounts outstanding under our senior secured credit facilities. We intend to use the net proceeds in excess of $400 million for general corporate purposes, including the potential repayment of additional indebtedness under our senior secured credit facilities.

The foregoing description and other information regarding the Convertible Notes Offering is included herein solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any shares of our Convertible Notes included in the Convertible Notes Offering.

Summary condensed consolidated financial information

The following table sets forth our summary consolidated financial information. We derived the income statement and cash flow information for the years ended December 31, 2008, 2007 and 2006 from our audited financial statements incorporated by reference into this prospectus supplement. We derived the income statement and cash flow information for the three months ended March 31, 2009 and 2008, and the balance sheet information as of March 31, 2009, from our unaudited financial statements incorporated by reference into this prospectus supplement. The balance sheet information is presented on:

•	an actual basis;

•

an as adjusted basis to give effect to the sale of the shares of common stock offered hereby (assuming no exercise of the underwriters’ over-allotment option for this offering) and the application of $157.4 million of net proceeds therefrom to the repayment of indebtedness as described under “Use of proceeds”; and

•

an as further adjusted basis to give further effect to (i) the concurrent Convertible Notes Offering (assuming no exercise of the underwriters’ over-allotment option for the Convertible Notes Offering) and the application of the net proceeds therefrom to the repayment of indebtedness as described under “Use of proceeds” and (ii) the delivery of a conversion termination notice to holders of our outstanding 3.50% convertible senior subordinated debentures due 2024 and certain transactions related thereto as described in footnote (1) to the table below.

The historical quarterly financial information presented below includes, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. You should read carefully the financial statements incorporated by reference into this prospectus supplement (including the notes to the financial statements) and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

	Three months ended March 31,		Year ended December 31,
(dollars in thousands, except for per share information)	2009	2008	2008	2007	2006

Results of operations:
Net sales	$742,251	$1,005,094	$4,016,561	$1,930,763	$1,623,946
Gross profit	168,725	222,633	1,058,204	589,087	444,085
Restructuring costs	8,703	132	37,600	1,002	12,578
Goodwill and other intangible asset impairments	—	—	397,093	—	—
Operating income (loss)	9,031	27,777	(89,531)	286,543	158,584
Net interest income (expense)	(29,148)	(34,396)	(130,049)	13,872	3,787
Gain on OFS BrightWave, LLC note receivable	—	—	—	—	18,625
Net income (loss)	(20,522)	(11,049)	(228,522)	204,841	130,133

Earnings (loss) per share information:
Weighted average number of shares outstanding:
Basic	71,800	67,430	69,539	61,313	58,524
Diluted	71,800	67,430	69,539	74,674	72,266

Earnings (loss) per share:
Basic	$ (0.29)	$ (0.16)	$ (3.29)	$ 3.34	$ 2.22
Diluted	$ (0.29)	$ (0.16)	$ (3.29)	$ 2.78	$ 1.84

Other information:
Net cash provided by operating activities	$ 85,364	$ 80,154	$ 361,921	$ 239,925	$ 118,824
Depreciation and amortization	50,003	56,674	218,602	49,507	55,557
Additions to property, plant and equipment	13,825	11,820	57,824	27,892	31,552

	As of March 31, 2009
(dollars in thousands)	Actual	As adjusted for this offering	As further adjusted for the Convertible Notes Offering and the 3.50% convertible debentures conversion right termination(1)

Balance sheet data:
Cash and cash equivalents	$ 290,753	$ 324,570	$ 324,570
Goodwill and intangible assets	1,793,859	1,793,859	1,793,859
Property, plant and equipment, net	448,962	448,962	448,962
Total assets	3,730,923	3,764,740	3,770,015
Working capital	920,529	954,346	954,346
Long-term debt, including current maturities	1,835,577	1,678,202	1,585,577
Stockholders’ equity	1,006,264	1,197,456	1,295,356

(1)	After the closing of this offering, we currently intend to deliver a conversion termination notice to holders of our 3.50% convertible senior subordinated debentures. For purposes of the “as further adjusted” amounts set forth above, we have assumed that all holders of the outstanding 3.50% convertible senior subordinated debentures elect to convert their 3.50% convertible senior subordinated debentures prior to the conversion right termination date, and that the make-whole payment payable in connection with such conversion will be payable entirely in common stock. As a consequence, we have assumed that we will issue 9,935,400 shares of our common stock in connection with conversion after the delivery of the conversion termination notice and an additional 500,000 shares of our common stock in conjunction with the make-whole payment. There can be no assurance as to the actual amount of our 3.50% convertible senior subordinated debentures that would be converted, or that the make-whole payment will be paid entirely in common stock, or as to the number of shares to be issued if the make-whole payment is paid in whole or in part in common stock. To the extent our 3.50% convertible senior subordinated debentures are not converted, they will remain outstanding but will no longer be convertible into shares of our common stock. While we currently intend to issue the conversion termination notice following completion of this offering and the concurrent Convertible Notes Offering, we are not obligated to do so.

The offering

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of our common stock, see “Description of common stock.”

Issuer	CommScope, Inc.

Common stock offered	9,100,000 shares

Option to purchase additional shares of common stock	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,365,000 shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Common stock outstanding immediately following offering	81,712,576 shares (1)

NYSE Symbol	“CTV”

Use of Proceeds	We estimate that the net proceeds from the sale of the shares of common stock in this offering will be approximately $191.2 million (or approximately $219.9 million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and our expenses related to this offering.

(1)	The number of shares of common stock shown as being outstanding after this offering is based on the number of shares outstanding as of May 18, 2009 and the issuance by us of 9,100,000 shares of common stock in this offering. Such number excludes (i) 1,365,000 shares of common stock issuable pursuant to the exercise of the underwriters’ over-allotment option, (ii) 3,259,084 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2009 under our stock compensation plans with a weighted average exercise price of $25.18 as of March 31, 2009, (iii) 1,867,194 shares of common stock issuable upon vesting of restricted stock units and performance share awards (as of March 31, 2009), (iv) 2,362,334 shares of common stock available for future stock award grants (including the 2,300,000 shares approved by shareholders on May 1, 2009), (v) 9,935,400 shares of common stock issuable upon conversion of our 3.50% convertible senior subordinated debentures due 2024, (vi) approximately 500,000 shares of common stock expected to be issued to satisfy the interest make-whole provision related to our 3.50% convertible senior subordinated debentures due 2024 and (vii) shares of common stock that would be issuable upon conversion of the Convertible Notes offered concurrently with this offering.

We intend to use net proceeds from this offering, together with the net proceeds from the concurrent Convertible Notes Offering, to repay $400 million of the term loans under our senior secured credit facilities on a pro rata basis. We intend to use the remaining net proceeds for general corporate purposes, including the potential repayment of additional indebtedness under our senior secured credit facilities. Affiliates of the underwriters are lenders under our senior secured credit facilities and will receive a portion of the net proceeds from this offering, which are being applied to repay such indebtedness. See “Use of proceeds” and “Underwriting.”

United States federal income and estate tax consequences	For a discussion of certain United States federal income and estate tax consequences of the acquisition, holding and disposition of shares of our common stock, see “Certain United States federal income and estate tax considerations.”

Risk Factors	See “Risk factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

Risk factors

In addition to the risks discussed under “Forward-Looking Statements,” you should carefully consider the following risk factors, as well as the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, before investing in our common stock. These risks and uncertainties have the potential to have a material adverse impact on our business, financial condition and results of operations.

Risks related to the Company

You should carefully consider the risk factors described in our annual report on Form 10-K for the year ended December 31, 2008 and our other periodic reports filed with the SEC and incorporated by reference in this prospectus supplement before making an investment in the common stock offered by this prospectus supplement and the accompanying prospectus. In addition, before making any investment decision, you should also carefully consider the other information we include and incorporate by reference in this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or the value of our common stock.

Risks related to the offering

Fluctuations in the price of our common stock may make our common stock more difficult to resell.

The market price and volume of our common stock have been and may continue to be subject to significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding the industries in which we operate, our operations, business prospects or liquidity or this offering and the concurrent Convertible Notes Offering. During the period from January 1, 2008 to May 21, 2009, our common stock has fluctuated from a high of $56.50 per share to a low of $6.89 per share. In addition to the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2008, the price and volume volatility of our common stock may be affected by:

•	changes in financial estimates by securities analysts, or our inability to meet or exceed securities analysts’ or investors’ estimates or expectations;

•	actual or anticipated sales of common stock by existing shareholders, whether in the market or in subsequent public offerings;

•	capital commitments;

•	additions or departures of key personnel;

•	developments in our business or in the telecommunications industry generally;

•	a prolonged downturn in the telecommunications industry;

•	general market conditions, such as interest or foreign exchange rates, commodity and equity prices, availability of credit, asset valuations, and volatility;

•	changes in global financial and economic markets;

•	armed conflict, war or terrorism;

•	regulatory changes affecting our industry generally or our business and operations;

•	changes in market valuations of other companies in our industry;

•	the operating and securities price performance of companies that investors consider to be comparable to us; and

•	announcements of strategic developments, acquisitions and other material events by us or our competitors.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, make it difficult to predict the market price of our common stock in the future and cause the value of your investment to decline.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are offering up to 9,100,000 shares of common stock (10,465,000 shares of common stock if the over-allotment option is exercised in full).

We are also offering, in the concurrent Convertible Notes Offering, up to $250,000,000 aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2015 (or up to $287,500,000 aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2015, if the over-allotment option is exercised in full) which, based on the initial conversion rate and assuming no exercise of the over-allotment option, would be convertible into an aggregate of 9,090,900 shares of our common stock. In addition, as discussed in “Recent Developments” above, after the closing of this offering, we currently intend to deliver a conversion termination notice to holders of our 3.50% convertible senior subordinated debentures due 2024, which we expect to result in the conversion of such debentures into shares of our common stock. In addition, we may issue additional shares of common stock in satisfaction of our make-whole obligations relating to our 3.50% convertible senior subordinated debentures. The issuance of additional shares of our common stock in this offering, upon conversion of the Convertible Notes or in connection with the delivery of a conversion termination notice to the holders of 3.50% convertible senior subordinated debentures, or other issuances of our common stock or convertible or other equity linked securities, including options, and warrants, or otherwise, will dilute the ownership interest of our common stockholders.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or any hedging or arbitrage trading activity that we expect to develop involving our common stock as a result of the Convertible Notes Offering, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges

The following table sets forth the ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and the three months ended March 31, 2009 and 2008. This table supersedes the information contained in the accompanying prospectus under the caption “Ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges.” We had no preferred stock outstanding for any of the periods presented.

	Year ended December 31,					Three months ended March 31,
(in thousands, except ratios)	2008(2)	2007	2006	2005	2004	2009	2008

Ratio of earnings to fixed charges(1)	—	25.76	14.98	6.85	—	—	—
Deficiency in the coverage of earnings to fixed charges(1)	$(236,445)	—	—	—	$(6,272)	$(30,147)	$(13,376)

(1)	In computing the ratio of earnings to fixed charges or deficiency in the coverage of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity in losses of OFS BrightWave, LLC, net gain on OFS BrightWave, LLC transaction and gain on OFS BrightWave, LLC receivable, plus fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense, amortization of capitalized expense related to indebtedness and an estimate of the interest component of rent expense under operating leases. Where earnings are inadequate to cover fixed charges, the deficiency is reported.

(2)	Excluding the non-cash goodwill and other intangible asset impairment charges of $397,093 (pre-tax) during the year ended December 31, 2008, the ratio of earnings to fixed charges for 2008 would be 2.00.

Common stock price range and dividends

Our common stock is listed on the New York Stock Exchange under the symbol “CTV.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NYSE.

	Price range of common stock
	High	Low

2007
First Quarter	$43.79	$28.28
Second Quarter	59.82	41.90
Third Quarter	63.51	44.28
Fourth Quarter	54.13	37.21

2008
First Quarter	$49.90	$33.75
Second Quarter	56.50	34.85
Third Quarter	54.65	32.20
Fourth Quarter	34.88	7.35

2009
First Quarter	$17.90	$6.89
Second Quarter (through May 21, 2009)	27.82	10.79

The last reported sale price of our common stock on the New York Stock Exchange on May 21, 2009 was $22.13 per share. As of May 18, 2009, there were 72,612,576 shares of our common stock outstanding.

We have never declared or paid any cash dividends on our common stock. We do not currently intend to pay cash dividends in the foreseeable future, but intend to reinvest earnings in our business. Our senior secured credit facilities contain limits on our ability to pay cash dividends on our common stock. Any determination as to payment of dividends paid on our common stock will be made by our board of directors based on our financial condition, our results of operations and contractual and other restrictions to which we may be subject. Our board of directors has no obligation to declare dividends under Delaware law or our Certificate of Incorporation.

Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $191.2 million (or $219.9 million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and our expenses related to this offering. We intend to use net proceeds from this offering, together with the net proceeds from the concurrent Convertible Notes Offering, to repay $400 million of the term loans under our senior secured credit facilities on a pro rata basis. We intend to use the remaining net proceeds for general corporate purposes, including the potential repayment of additional indebtedness under our senior secured credit facilities. Neither this offering nor the concurrent Convertible Notes Offering is contingent on the completion of the other offering.

Affiliates of certain of the underwriters are lenders under the senior secured credit facilities and will receive a portion of the net proceeds from this offering, which are being applied to repay such indebtedness. See “Underwriting.”

Capitalization

The following table sets forth our cash and cash equivalents, our goodwill and intangible assets (net), our property, plant and equipment (net), our total assets, our working capital and our capitalization as of March 31, 2009 on:

•	an actual basis;

•

an as adjusted basis to give effect to the sale of the shares of common stock offered hereby (assuming no exercise of the underwriters’ over-allotment option for this offering) and the application of $157.4 million of net proceeds therefrom to the repayment of indebtedness as described under “Use of proceeds”; and

•

an as further adjusted basis to give further effect to (i) the concurrent Convertible Notes Offering (assuming no exercise of the underwriters’ over-allotment option for the Convertible Notes Offering) and the application of the net proceeds therefrom to the repayment of indebtedness as described under ”Use of proceeds” and (ii) the delivery of a conversion termination notice to holders of our outstanding 3.50% convertible senior subordinated debentures due 2024 and certain transactions related thereto as described in footnote (1) to the table below.

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, both of which are incorporated by reference in this document, and with the section entitled “Description of capital stock” in this prospectus supplement and the “Description of the securities” in the accompanying prospectus.

	As of March 31, 2009
(dollars in thousands)	Actual	As adjusted for this offering	As further adjusted for the Convertible Notes Offering and the 3.50% convertible debentures conversion right termination(1)

Cash and cash equivalents	$ 290,753	$ 324,570	$ 324,570
Goodwill and intangible assets, net	1,793,859	1,793,859	1,793,859
Property, plant and equipment, net	448,962	448,962	448,962
Total assets	3,730,923	3,764,740	3,770,015
Working capital	920,529	954,346	954,346

Debt:
Seven-year senior secured term loan	$1,104,827	$ 999,264	$ 836,517
Six-year senior secured term loan	542,264	490,452	410,574
Revolving credit facility	75,000	75,000	75,000
3.50% convertible senior subordinated debentures due 2024	100,000	100,000	—
Convertible Notes offered concurrently hereto	—	—	250,000
Other	13,486	13,486	13,486

Total debt	$1,835,577	$1,678,202	$1,585,577

Stockholders’ equity
Common stock	$ 828	$ 919	$ 1,023
Additional paid-in capital	1,006,809	1,197,910	1,306,705
Retained earnings	296,563	296,563	285,563
Accumulated other comprehensive loss	(151,249)	(151,249)	(151,249)
Treasury stock	(146,687)	(146,687)	(146,687)

Total stockholders’ equity	$1,006,264	$1,197,456	$1,295,356

Total capitalization	$2,841,841	$2,875,658	$2,880,933

(1)	After the closing of this offering, we currently intend to deliver a conversion termination notice to holders of our 3.50% convertible senior subordinated debentures. For purposes of the “as further adjusted” amounts set forth above, we have assumed that all holders of the outstanding 3.50% convertible senior subordinated debentures elect to convert their 3.50% convertible senior subordinated debentures prior to the conversion right termination date, and that the make-whole payment payable in connection with such conversion will be payable entirely in common stock. As a consequence, we have assumed that we will issue 9,935,400 shares of our common stock in connection with conversion after the delivery of the conversion termination notice and an additional 500,000 shares of our common stock in conjunction with the make-whole payment. There can be no assurance as to the aggregate principal amount of our 3.50% convertible senior subordinated debentures that would be converted, or that the make-whole payment, which is payable in cash or common stock or both, will be paid entirely in common stock, or as to the number of shares to be issued if the make-whole payment is paid in whole or in part in common stock. To the extent our 3.50% convertible senior subordinated debentures are not converted, they will remain outstanding but will no longer be convertible into shares of our common stock. While we currently intend to issue the conversion termination notice following completion of this offering and the concurrent Convertible Notes Offering, we are not obligated to do so.

Description of capital stock

Pursuant to the Amended and Restated Certificate of Incorporation, the authorized capital stock of the Company consists of (i) 300,000,000 shares of common stock, $.01 par value per share, of which 72,612,576 shares were issued and outstanding as of May 18, 2009 and (ii) 20,000,000 shares of preferred stock, $.01 par value per share, none of which were issued and outstanding as of such date. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Upon completion of this offering, 81,712,576 shares of common stock will be outstanding, based on the number of shares outstanding at May 18, 2009 and the issuance by us of 9,100,000 shares in this offering. Such number excludes (i) 1,365,000 shares of common stock issuable pursuant to the exercise of the underwriters’ over-allotment option, (ii) 3,259,084 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2009 under our stock compensation plans with a weighted average exercise price of $25.18 as of March 31, 2009, (iii) 1,867,194 shares of common stock issuable upon vesting of restricted stock units and performance share awards (as of March 31, 2009), (iv) 2,362,334 shares of common stock available for future stock award grants (including the 2,300,000 shares approved by shareholders on May 1, 2009), (v) 9,935,400 shares of common stock issuable upon conversion of our 3.50% convertible senior subordinated debentures due 2024, (vi) approximately 500,000 shares of common stock expected to be issued to satisfy the interest make-whole provision related to our 3.50% convertible senior subordinated debentures due 2024 and (vii) shares of common stock that would be issuable upon conversion of the Convertible Notes offered concurrently with this offering. See “Risk factors—Risks related to the offering—There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.”

Common stock

Each holder of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors. Subject to the preferential rights of any outstanding series of preferred stock, and to any restrictions on payment of dividends imposed by our senior secured credit facilities, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of our Company upon the liquidation, dissolution or winding up of our Company. Holders of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of our Company. Certain provisions of the certificate of incorporation and by-laws of our Company have the effect of making more difficult an acquisition of control of our Company in a transaction not approved by our board of directors.

Preferred stock

Our authorized capital stock includes 20,000,000 shares of preferred stock, none of which are currently issued or outstanding. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

Certain charter and by-law provisions and provisions of Delaware law affecting our capital stock

Classified board of directors

Our board of directors is divided into three classes with each class elected in staggered elections and serving a three year term. Classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to change the majority of the board of directors. If we are confronted by a stockholder attempting to pursue a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, this classification and time period would allow the board additional time to review the proposal. The board would also have the opportunity to review any available alternatives to the proposal and to act in what it believes to be the best interests of the stockholders.

Limitation of director liability

Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

Delaware anti-takeover law and various charter and by-laws provisions

Delaware law.    We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

•	our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and employee stock plans, in some instances; and

•

the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Special meetings.    Our by-laws provide that special meetings of stockholders for any purpose or purposes can be called only upon the request of our chairman of the board, our president, our board of directors, or the holders of shares entitled to at least a majority of the votes at the meeting. In order to request a special meeting, stockholders must comply with the procedures set forth in our by-laws.

Amendment of our by-laws.    To adopt, repeal, alter or amend the provisions of our by-laws, our by-laws require the affirmative vote of either the holders of at least a majority of the voting power of all of the issued and outstanding shares of our capital stock entitled to vote on the matter or our board of directors.

Advance notice provisions for stockholder nominations and proposals.    Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors,’ or to bring other business before an annual meeting of our stockholders.

These procedures provide that only persons who are nominated by or at the direction of our board of directors, or by a stockholder who has given timely and proper written notice in accordance with the procedures set forth in our by-laws to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Further, these procedures provide that at an annual meeting, the only business that may be conducted is the business that has been specified in the notice of the meeting given by, or at the direction of, our board or by a stockholder who has given timely written and proper notice to our secretary of such stockholder’s intention to bring that business before the meeting.

Under our by-laws, a stockholder’s notice nominating a person for election as a director must contain certain information, as specified in our by-lows, about the proposed nominee and the nominating stockholder. If our chairman of the board determines that a nomination was not made in the manner described in our by-laws, the nomination will be disregarded. Similarly, a stockholder’s notice proposing the conduct of business must contain certain information, as specified in our by-lows, about the business and about the proposing stockholder. If our chairman of the board determines that business was not properly brought before the meeting in the manner described in our by-laws, the business will not be conducted.

By requiring advance notice of nominations by stockholders, our by-laws afford our board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by our board, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, our by-laws provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board, also provide our board with an opportunity to inform stockholders, before meetings, of any business proposed to be conducted at the meetings, together with any recommendations as to our board’s position regarding action to be taken with respect to the business, so that stockholders can better decide whether to attend a meeting or to grant a proxy regarding the disposition of any business.

The foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of these nominees or proposals might be harmful or beneficial to us and our stockholders.

Written consent provisions.    Our by-laws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of our stockholders may be taken without a meeting only by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. A stockholder seeking to have the stockholders authorize or take action by written consent must comply with the procedures set forth in our by-laws.

Transfer agent

The transfer agent for our common stock is Computershare Investor Services, LLC.

Certain United States federal income

and estate tax considerations

This section describes certain material United States federal income tax consequences and, in the case of a non-U.S. holder (as defined below), United States federal estate tax consequences of purchasing, holding and disposing of the shares of common stock we are offering. It applies only to a holder that acquires shares of our common stock in this offering at the offering price listed on the cover page hereof and that holds shares of our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances.

This section does not apply to a holder that is subject to special rules, such as:

•	a dealer in securities or currencies;

•	a person liable for alternative minimum tax;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds shares of our common stock as part of a hedging, straddle or conversion transaction;

•	a U.S. holder (as defined below) whose functional currency is not the United States dollar;

•	a regulated investment company;

•	a real estate investment trust;

•	a controlled foreign corporation;

•	a passive foreign investment company; or

•	a United States expatriate.

This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Except as specifically set forth herein, this summary does not describe any U.S. state or local or foreign income or other tax consequences of purchasing, holding or disposing of shares of our common stock.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK IN THEIR PARTICULAR CIRCUMSTANCES UNDER THE CODE AND UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. holders

This subsection describes certain material United States federal income tax consequences to a U.S. holder. A holder is a “U.S. holder” if that holder is a beneficial owner of a share of common stock and is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds shares of our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in such an entity or arrangement holding shares of our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

Distributions on common stock

Distributions, if any, made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, with respect to dividends received by non-corporate U.S. holders, for taxable years beginning before January 1, 2011, such dividends are generally taxed at a maximum U.S. federal income tax rate of 15%, provided certain holding period requirements are satisfied. Dividends received by a corporation may be eligible for the dividends received deduction, subject to applicable limitations. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock.

Sale, exchange or other taxable dispositions of common stock

Upon the sale, exchange or other taxable disposition of our common stock, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such sale, exchange or disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the common stock is more than one year at the time of the disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders will generally be subject to a maximum United States federal income tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

In general, in the case of a non-corporate U.S. holder, we and other payors are required to report to the Internal Revenue Service dividends paid on the common stock and proceeds received from a disposition of shares of common stock. Backup withholding may also apply to any payments if a U.S. holder fails to provide an accurate taxpayer identification number or has been notified by the Internal Revenue Service that the holder has failed to report all dividends required to be shown on the holder’s United States federal income tax returns. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Non-U.S. holders

This subsection describes certain material United States federal income and estate tax consequences to non-U.S. holders of purchasing, holding and disposing of shares of our common stock. The term “non-U.S. holder” means a beneficial owner of a share of common stock (other than a partnership or any entity or arrangement classified as a partnership for United States federal income tax purposes) that is not a U.S. holder.

Dividends

In the event that we make distributions on our common stock that are treated as dividends for United States federal income tax purposes, we will, except as discussed below, generally be required to withhold a United States federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

Dividends that are effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, are subject to tax on a net income basis at the regular rates applicable to dividends in the manner applicable to U.S. persons. We will not have to withhold United States federal withholding tax on dividends paid to such a non-U.S. holder if such non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a non-U.S. holder that is a foreign corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

A non-U.S. holder of shares of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, exchange or other taxable dispositions of common stock

Any gain recognized on the taxable disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business in the United States of the non-U.S. holder and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder (in which case, the gain generally will be subject to United States income tax on a net basis in the manner applicable to U.S. holders and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met (in which case, the gain generally will be subject to a flat 30% tax, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States); or

•

we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of sale or other disposition or the period that the such non-U.S.holder held the common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax generally will not apply to a non-U.S. holder whose holdings, direct and indirect, actual or constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

United States federal estate tax

Common stock held by an individual non-U.S. holder who is also not a resident of the United States (as specifically defined for United States federal estate tax purpose) at the time of his death will generally be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, such holder’s estate may be subject to United States federal estate tax.

Backup withholding and information reporting

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	3,412,500
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	2,502,500
UBS Securities LLC	910,000
Barclays Capital Inc.	682,500
Jefferies & Company, Inc.	682,500
Robert W. Baird & Co. Incorporated	455,000
Stifel, Nicolaus & Company, Incorporated	455,000

Total	9,100,000

The underwriters are committed to purchase all of the shares of common stock offered by us in this offering if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment option

The underwriters have an option to buy up to 1,365,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares of our common stock are purchased with this over-allotment option, the underwriters will purchase shares of our common stock in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares of our common stock on the same terms as those on which the shares are being offered.

Underwriting discounts and commissions

The underwriting discount is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The following table shows the per share and total underwriting discounts to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Without over- allotment exercise	With full over- allotment exercise

Per share	$0.935	$0.935
Total	$8,508,500	$9,784,775

We estimate that the total expenses of this offering payable by us, including registration, filing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $500,000.

Electronic offer, sale and distribution of securities

A prospectus supplement in electronic format may be made available on the websites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares of our common stock for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

No sale of similar securities

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 60 days after the date of this prospectus supplement.

We and our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 60 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) publicly announce an intention of effecting any transaction specified in clauses (1) or (2).

Notwithstanding the above, the underwriters have agreed in the underwriting agreement that the foregoing restrictions shall not apply to us with respect to (1) our sale of common stock in this offering, (2) the issuance of the convertible notes sold in the Convertible Notes Offering and common stock issuable upon conversion thereof, (3) the grant of options, awards of restricted stock and restricted stock units or the issuance of shares of our common stock and similar grants and awards to officers, employees or directors by us pursuant to any of our employee plans existing at the time of this offering, including, but not limited to, our employee stock option plan, dividend reinvestment and stock purchase plan, or 401(k) plan, (4) the issuance by us of shares of our common stock upon the exercise of options outstanding as of the time of this offering, (5) the filing, and effectiveness, under the Securities Act of a registration statement on Form S-8 registering the offer, issuance and sale of securities under our currently existing stock option or long-term incentive plans, (6) upon conversion of our existing 3.50% convertible senior debentures due 2024 (the “3.50% Debentures”), (7) the issuance of shares of our common stock in satisfaction of any make-whole obligations in respect of the 3.50% Debentures and (8) registration under the Securities Act of the resale of the 3.50% Debentures and underlying common stock by the holders thereof. In addition, notwithstanding the lock-up agreements applicable to our directors and executive officers, the underwriters have agreed that such directors and officers may transfer (a) shares of our common stock as a bona fide gift or gifts, (b) shares of our common stock to any immediate family member of the individual signing the lock-up agreement or trust for the direct or indirect benefit of the individual and/or any immediate family member of the individual, (c) shares of our common stock to us in an amount limited to the amount necessary to pay any tax liabilities associated with the exercise of an expiring stock option, (d) shares of our common stock upon the death of the individual signing the lock-up agreement, and (e) shares of our common stock sold pursuant to a Rule 10b5-1 trading plan effective on the date hereof, provided that in the case of any transfer pursuant to clause (a), (b) or (d) above, no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the 60-day period referred to above).

Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions imposed shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Foreign jurisdictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of J.P. Morgan Securities Inc., for any such offer; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland, and neither this prospectus supplement and the accompanying Prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying Prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus supplement and the accompanying prospectus are not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying Prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a co-documentation agent and lender under our senior secured credit facilities; Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swingline lender and letter of credit issuer and a lender under our senior secured credit facilities; and certain affiliates of other underwriters are lenders under our Credit Agreement. Net proceeds from this offering, together with the net proceeds from the concurrent Convertible Notes Offering, will be used to repay a portion of the amounts outstanding under our senior secured credit facilities. In addition, certain of the underwriters are acting as underwriters for the concurrent Convertible Notes Offering and will receive customary fees in connection therewith.

Legal matters

The validity of any securities offered under this prospectus supplement will be passed upon by Gibson, Dunn & Crutcher LLP, New York, New York. Latham & Watkins LLP, New York, New York, will pass upon certain legal matters for the underwriters in connection with this offering.

Experts

The consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 2008 (including the related financial statement schedule appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet as of December 31, 2007, the consolidated statements of operations, stockholders’ equity and cash flows for the two years ended December 31, 2007 and 2006, and the related financial statement schedule for the years then ended incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs (1) relating to the effects of the adoption of Statement of Financial Accounting Standards No. 123(R) and FASB Interpretation No. 48 and (2) regarding a change in the composition of our reportable segments). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospectus	April 28, 2009

CommScope, Inc.

Common stock

Preferred stock

Senior or subordinated debt securities

Convertible debt securities

Warrants

3.50% Convertible Senior Subordinated Debentures due 2024

We may, from time to time, offer to sell common stock, preferred stock, senior or subordinated debt securities, convertible debt securities, warrants and our 3.50% Convertible Senior Subordinated Debentures due 2024. We refer to our common stock, preferred stock, senior or subordinated debt securities, convertible debt securities, warrants and our 3.50% Convertible Senior Subordinated Debentures due 2024, collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for our other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol “CTV.”

Investing in our securities involves risks. See “Risk factors” on page 3. You should also consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

The Company

CommScope, Inc. is a world leader in infrastructure solutions for communication networks. Backed by strong research and development, we combine technical expertise and proprietary technology with global manufacturing capability to provide customers with infrastructure solutions for evolving global communications networks in more than 130 countries around the world.

Our business is organized into four segments: Antenna, Cable and Cabinet Group (“ACCG”); Enterprise; Broadband; and Wireless Network Solutions (“WNS”).

Our ACCG segment includes product offerings of primarily passive transmission devices for the wireless infrastructure market including base station antennas, coaxial cable and connectors and microwave antennas as well as secure environmental enclosures for electronic devices and equipment used by wireline and wireless providers. The ACCG segment is largely composed of product lines that were part of Andrew Corporation (“Andrew”), which we acquired on December 27, 2007. We are a global leader in radio frequency (“RF”) subsystem solutions for wireless networks. We are also a North American leader in developing and providing environmentally secure cabinets to integrate complex equipment for digital subscriber line and fiber-to-the-node deployments by telecommunication service providers.

Our Enterprise segment consists mainly of structured cabling systems for business enterprise applications and connectivity solutions for wired and wireless networks within organizations. The Enterprise segment also includes coaxial cable for various video and data applications that are not related to cable television. We are a world leader in network infrastructure solutions, delivering a complete end-to-end physical layer solution, including cables and connectivity, enclosures, intelligent software and network design services, for business enterprise applications.

Our Broadband segment consists mainly of coaxial cable, fiber optic cable and conduit for cable television system operators. These products support multi-channel video, voice and high-speed data services for residential and commercial customers using hybrid fiber coaxial architecture. We are the premier manufacturer of coaxial cable for broadband cable television networks globally.

Our WNS segment consists of base station subsystems and core network products such as power amplifiers, filters, location-based systems, network optimization analysis systems and products and solutions that extend and enhance the coverage of wireless networks, such as RF repeaters and distributed antenna systems. Base station subsystems and RF products cover all of the major wireless standards and frequency bands and are sold individually or as part of integrated systems.

About this prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (“SEC”) using the “shelf” registration process. By using a shelf registration statement, we and/or certain selling security holders may offer and sell, from time to time, in one or more offerings, the securities described in this prospectus. No limit exists on the aggregate amount of the securities we may sell pursuant to the registration statement.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

We urge you to read carefully both this prospectus and any prospectus supplement accompanying this prospectus, together with the information described under the headings “Where you can find more information” and “Incorporation by reference,” before deciding whether to invest in any of the securities being offered.

References in this prospectus to “CommScope,” “we,” “us,” and “our” are to CommScope, Inc. and its subsidiaries. The term “you” refers to a prospective investor. Our principal executive offices are located at 1100 CommScope Place SE, Hickory, North Carolina 28602. Our phone number is (828) 324-2200.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements, and the information regarding issuers, including us, that file electronically with the SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov and on our website at www.commscope.com. Except as set forth below under “Incorporation by reference,” information on our website is not incorporated into this prospectus by reference and should not be considered a part of this prospectus. Our common stock is listed on the New York Stock Exchange (NYSE: CTV), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by other information that is included or incorporated by reference into this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC, which contain important information about us:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (including the portions of our proxy statement for our 2009 annual meeting of stockholders incorporated by reference therein) filed on February 26, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed on April 28, 2009;

•	Our Current Reports on Form 8-K filed on January 21, 2009, February 13, 2009, February 18, 2009, March 3, 2009, March 13, 2009, March 20, 2009, March 25, 2009 and April 15, 2009; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A, dated April 24, 1997, as amended.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with SEC rules) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and supersede, as appropriate, the information previously filed with the SEC.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. For purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement contained in the previous document.

You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number: CommScope, Inc., Attention: Investor Relations, 1100 CommScope Place SE, Hickory, NC 28602; telephone (828) 324-2200. The filings are also available on our website at www.commscope.com. Please note, however, that the information on, or accessible through, our website, other than the documents listed above, is not incorporated into this prospectus by reference and should not be considered a part of this prospectus.

Risk factors

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Use of proceeds

We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us from our sale of securities under this prospectus. We will not receive the net proceeds of any sales by selling security holders.

Description of the securities

We and/or certain selling security holders may offer from time to time, in one or more offerings, the following securities:

•	shares of common stock;
•	shares of preferred stock;
•	debt securities, which may be senior or subordinated;
•	convertible senior subordinated debt securities;
•	warrants exercisable for common stock, preferred stock or debt securities; or
•	our 3.50% Convertible Senior Subordinated Debentures due 2024.

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock, senior or subordinated debt securities, convertible senior subordinated debt securities, warrants or 3.50% Convertible Senior Subordinated Debentures due 2024 that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us, to the extent applicable, will be contained in the prospectus supplement and other offering material relating to such offering.

Ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges

The following table sets forth the ratio of earnings to fixed charges and deficiency in the coverage of earnings to fixed charges for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and the three months ended March 31, 2009 and 2008. We had no preferred stock outstanding for any of the periods presented.

	Year ended December 31,					Three months ended March 31,

(in thousands, except ratios)	2008(2)	2007	2006	2005	2004	2009	2008

Ratio of earnings to fixed charges(l)	—	22.50	15.51	6.85	—	—	—
Deficiency in the coverage of earnings to fixed charges(1)	$(236,445)	—	—	—	$(6,272)	$(30,147)	$(13,376)

(l)	In computing the ratio of earnings to fixed charges or deficiency in the coverage of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity in losses of OFS BrightWave, LLC, net gain on OFS BrightWave, LLC transaction and gain on OFS BrightWave, LLC receivable, plus fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense, amortization of capitalized expense related to indebtedness and an estimate of the interest component of rent expense under operating leases. Where earnings are inadequate to cover fixed charges, the deficiency is reported.

(2)	Excluding the non-cash goodwill and other intangible asset impairment charges of $397,093 (pre-tax) during the year ended December 31, 2008, the ratio of earnings to fixed charges for 2008 would be 1.99.

Selling security holders

Information about selling security holders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

Legal matters

The validity of any securities offered under this prospectus will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Any underwriters will be represented by their own legal counsel, which will be named in the applicable prospectus supplement.

Experts

The consolidated financial statements and financial schedule of CommScope, Inc. appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet as of December 31, 2007, the consolidated statements of operations, stockholders’ equity and cash flows for the two years ended December 31, 2007 and 2006, and the related financial statement schedule for the years then ended incorporated in this prospectus by reference from CommScope’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs (1) relating to the effects of the adoption of Statement of Financial Accounting Standards No. 123(R) and FASB Interpretation No. 48 and (2) regarding a change in the composition of the Company’s reportable segments). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Forward-looking statements

Certain statements in this prospectus and in the documents that we incorporate by reference that are other than historical facts are intended to be “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws and include but are not limited to those statements relating to our business position, plans, transition, outlook, revenues, earnings, margins, accretion, synergies and other financial items, restructuring plans, sales and earnings expectations, expected demand, cost and availability of key raw materials, internal production capacity and expansion, competitive pricing, relative market position and outlook. While we believe such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. These forward-looking statements are identified, in some cases, by the use of certain terms and phrases including but not limited to “intend,” “goal,” “estimate,” “expect,” “project,” “projections,” “plans,” “anticipate,” “should,” “designed to,” “foreseeable future,” “believe,” “think,” “scheduled,” “outlook,” “guidance” and similar expressions.

These statements are subject to various risks and uncertainties, many of which are outside our control, including, without limitation, continued global economic weakness and uncertainties and disruption in the credit and financial markets; changes in cost and availability of key raw materials and the potential effect on customer pricing; the challenges of achieving anticipated cost-reduction synergies expected from the acquisition of Andrew; the ability to retain qualified employees; customer demand for our products and the ability to maintain existing business alliances with key customers or distributors; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; concentration of sales among a limited number of customers or distributors; customer bankruptcy; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand or quality standards for our products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; significant international operations and the impact of variability in foreign exchange rates; ability to integrate the CommScope and Andrew businesses; ability to fully realize anticipated benefits from prior or future acquisitions or equity investments; substantial indebtedness as a result of the acquisition of Andrew and maintaining compliance with debt covenants; capital structure changes; tax rate variability; realignment of global manufacturing capacity; delays or challenges related to removing, transporting or reinstalling equipment; protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; fluctuations in interest rates; the ability to achieve expected sales growth and earnings goals; the outcome of pending litigations and proceedings; and regulatory changes affecting us or the industries we serve. These and other factors are discussed in greater detail in our periodic filings with the SEC. The information contained in this prospectus and in the documents incorporated by reference represents our best judgment at the date of this prospectus based on information currently available. However, we do not intend, and are not undertaking any duty or obligation, to update this information to reflect developments or information obtained after the date of this prospectus.